UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(A) OR SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number 001-14404

Telefónica del Perú S.A.A.
(Exact name of registrant as specified in its charter)

Avenida Arequipa 1155
Santa Beatriz, Lima
Perú
Tel: (511) 210-1293
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B shares, nominal value S/1.00 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.   Telefónica del Perú S.A.A. (the “registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the U.S. Exchange Act of 1934, as amended, on May 14, 1996.

B.   The registrant has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The registrant’s class B shares were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on July 23, 1999.

Item 3. Foreign Listing and Primary Trading Market

A.   The registrant maintains a listing of the class B shares on the Bolsa de Valores de Lima located in Lima, Peru since September 22, 1970.  The Lima stock exchange constitutes the primary trading market for those securities.

B.   The registrant initially listed its class B shares on the Lima stock exchange on January 4, 1971.  The registrant has maintained a listing of the class B shares on such exchange for at least the 12 months preceding the filing of this form.

C.   During the 12-month period ended May 31, 2007, the average daily trading volume (“ADTV”) of the registrant’s class B shares on the Bolsa de Lima represented 100.0% of the Company’s ADTV on a worldwide basis.

Item 4. Comparative Trading Volume Data

A.   Measurement period used:  June 1, 2006 – May 31, 2007 (“measured period”).

B.   For the measured period, the ADTV of the registrant’s class B shares in the United States was 0 and on a worldwide basis was 30,271

C.   For the measured period, the ADTV of the registrant’s class B shares in the United States represented 0.0% of the ADTV for that class of securities on a worldwide basis.

D.   The registrant’s class B shares were delisted from the New York Stock Exchange on March 1, 2004.   As of that date, the ADTV of the class B shares in the United States as a percentage of the ADTV for that class of securities on a worldwide basis for the preceding 12-month period was  45%

E.   The registrant terminated its sponsored American depositary receipt (ADR) facility for the class B shares on February 27, 2004.   As of that date, the ADTV of the subject class of securities in the United States as a percentage of the ADTV for that class of securities on a worldwide basis for the preceding 12-month period was 45%.

F.   The sources of the trading volume information used for these calculations were (1) for the United States volumes, Bloomberg data screens and (2) for volumes on the Bolsa de Valores de Lima, trading volume information received from the Bolsa de Valores de Lima.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.   Notice of the registrant’s intent to terminate duty to file reports under section 13(a) or 15(d) of the Exchange Act was filed on Report on Form 6-K on June 15, 2007.

B.   Notice was published through  Bloomberg.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the registrant’s Internet web site on which the registrant will publish the information required under Rule 12g3-2(b)(1)(iii) is www.telefonica.com.pe.

PART III

Item 10. Exhibits

None

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Telefónica del Perú S.A.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telefónica del Perú S.A.A certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TELEFONICA DEL PERU S.A.A.

By:	/s/ Fermín Álvarez Carril
Name: Fermín Álvarez Carril
Title: Chief Financial Officer Telefónica del Perú S.A.A.